Mail Stop 4561

April 3, 2006

Jack Oehlke
Key Tronic Corporation
N. 4424 Sullivan Road
Spokane Valley, Washington 99216

>   **Re: Key Tronic Corporation**
>   **Form 10-K for Fiscal Year Ended July 2, 2005**
>   **Forms 10-Q for Fiscal Quarters Ended October 1, 2005 and**
>   **December 31, 2005**
>   **File No. 000-11559**

Dear Mr. Oehlke:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 2, 2005

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.   We note your explanation surrounding the significant increase in net sales during 2005. Tell us more about the increase in the "end-market demand."   We also note the gross profit decline from 2004 to 2005. In this regard, tell us whether management considers these and any other material changes to be trends that will

have, or are reasonably likely to have, a material impact on the company's future operating results or liquidity. Note that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.

Capital Resources and Liquidity, page 13

2.   We note your "Overview" disclosure on page 9 that discusses investing in additional equipment but no discussion of plans to fund these investments. If there are material capital requirements associated with these plans please explain to us and disclose the long and short term requirements.

3.   For other expected funding requirements your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K and Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures.

Critical Accounting Policies, page 14

4.   You indicate that revenue is recognized when products are shipped. In this regard, we note your disclosure that sales revenue from manufacturing is recognized upon shipment of the manufactured product under contractual terms, which are generally FOB shipping point (your page 25). Describe the exceptions to this policy and indicate how you identify and account for "non-standard" shipping terms.

5.   Where customer purchase orders are the persuasive evidence of your arrangements confirm to us that the customer's purchase order terms are consistent with your terms of sale and collection.

Consolidated Financial Statements

Consolidated Statements of Operations, page 20

6.   Please explain why you do not present separately product and service revenues and costs on the face to the statements of operations following Rules 5-03.1 and 2

of Regulation S-X, respectively, or supplementally support their inapplicability to the staff in quantified detail.

7.   We note your classification of the "gain on life insurance proceeds" within the operating expenses (income) section of your consolidated statements of operations. Tell us how you considered classification of the gain in view of Rule 5-03(b) (7) of Regulation S-X. While the classification as a separate component of continuing operations is appropriate following the AICPA TPA 5400.4 it appears to the staff that the gain should be classified in a non-operating income sub-caption under Rule 5-03 of Regulation S-X. Please revise or tell us why revision is not appropriate.

8.   Please also explain the basis for your classification of the receipt of life insurance proceeds within cash flows from investing activities. Refer to the classification guidance in paragraph 22.c. of SFAS No. 95 where the nature of the insurance coverage impacts the classification.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies, page 24

Revenue Recognition, page 25

9.   You indicate that your revenue from engineering design and development services is recognized as costs are incurred utilizing the percentage-of-completion method. Tell us more about the nature of your service contracts and explain why you believe it is appropriate to use contract accounting for those arrangements. In this regard, footnote 1 of SOP 81-1 indicates that the SOP is not intended to apply to service transactions.

10. Quarterly Financial Data (Unaudited), page 34

10.   Explain the reasons for the significant net income during the quarter ended July 2, 2005. Tell us how you considered the guidance in Item 302(a) (3) of Regulation S-K regarding this unusual item and whether management considers this to be a trend for the future.

Form 10-Q for the quarter ended October 1, 2005

Note 6. Stock options

11. It is not clear that you have provided all of the disclosures required by SAB 107 H. "First Time Adoption of Statement 123R in an Interim Period." Please revise or tell us why the disclosures called for by SAB 107 are not applicable.

DataMonitor USA Report

12. Please note that during the staff's review, a public report from DataMonitor USA was obtained that indicates Key Tronic became a wholly-owned subsidiary of WinWholesale in May 2005. While the information could not be substantiated based on the staff's review of available information on Key Tronic, the staff wanted to make the Company aware of this information should it need to contact DataMonitor USA to correct the report.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant